                                                                      EXHIBIT 20

(PLR LOGO)                    Michael Porter, President - Investor Relations
                              Margarerit Drgos, VP - Media Relations
                              Jeff Myhre, VP - Editorial
--------------------------------------------------------------------------------
   Seven Penn Plaza - New York, NY 10001 - 212-564-4700 - FAX 212-244-3075 -
                   www.plrinvest.com - plrmail@plrinvest.com
--------------------------------------------------------------------------------
PDGENVIRONMENTAL, INC.

JOHN C. REGAN, CHAIRMAN & CEO
412-243-3200

PRESS RELEASE Source: PDG Environmental, Inc.

PDG ENVIRONMENTAL, INC. POSTS RESULTS FOR SECOND QUARTER & SIX MONTHS ENDED 2004 Monday, September 13, 8:31 am ET

REVENUE & INCOME CLIMB SHARPLY

PITTSBURGH--(BUSINESS WIRE)--September 13, 2004--PDG Environmental, Inc. (OTC
BB: PDGE - News), an environmental and specialty contractor, today reported financial results for the second quarter and six-months ended July 31, 2004.

Revenues for the second quarter were $15.2 million, a 61% increase over the $9.5 million in the same prior-year period. Net income for the quarter doubled to $295,000, or $0.02 per fully diluted share as compared to the previous year's second quarter net income of $146,000, or $0.02 per fully diluted share.

Revenues for the six months ended July 31, 2004 were $26.1 million, a 46% increase over the $17.8 million in the same prior-year period. Net income for the six months was up 30% to $484,000, or $0.04 per fully diluted share as compared to the previous year's first half net income of $373,000, or $0.04 per fully diluted share. Despite the increase in profit for the quarter and six months, diluted earnings per share remained the same due to the investment made by Barron Partners in February 2004.

John Regan, Chairman and CEO, commented, "The ramp up in project workload that began late in the first quarter continued strongly in the second quarter to near-record levels. We did experience some labor shortages and productivity issues related to this rapid expansion, which now appear to be corrected."

He added, "Going into the second half of the year, our normal contracted backlog remains strong at $35.8 million. In addition, we are experiencing a tremendous demand for PDGE's various services as a result of the unfortunate devastation in Florida from Hurricanes Charley and Frances. In addition to the immediate disaster response, which is being handled by our Tampa and Ft. Lauderdale locations, the extensive flooding and water damage is expected to create increased demand for our mold remediation services in the months to come. This will likely translate into continued significant growth in the second half."

PDG Environmental, Inc., is an environmental and specialty contractor providing asbestos and lead abatement, insulation, microbial remediation and demolition and related services dedicated to assisting its commercial, industrial and governmental clients in complying with environmental laws and regulations. Regional marketing and project operations are conducted through branch offices located in New York City, NY; Paramus, NJ; Hazelton and Export, PA; Fort Lauderdale and Tampa, FL; Houston and Pasadena, TX; Phoenix, AZ; Rock Hill, SC; Portland, OR; Seattle, WA; and Los Angeles, CA. For additional information on the company, please visit http://www.pdge.com. And for more information on mold and its effect on indoor air quality, please visit http://www.epa.gov/iaq/molds/index.html.

Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.

                          -financial tables to follow-

                             PDG ENVIRONMENTAL, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                Three Months
                               Ended July 31st
                               ----------------
                            2004             2003
                            ----             ----
Revenues                 $15,208,000      $ 9,473,000
Net Income               $   295,000      $   146,000
Earnings per Common
Share (diluted)          $      0.02      $      0.02
Shares Outstanding
(diluted)                 12,276,000        9,496,000

                                   Six Months
                                 Ended July 31st
                                 ----------------
                            2004             2003
                            ----             ----
Revenues                 $26,110,000      $17,838,000
Net Income               $   484,000      $   373,000
Earnings per Common
Share (diluted)          $      0.04      $      0.04
Shares Outstanding
(diluted)                 11,882,000        9,459,000

                          Selected Balance Sheet Items
                          ----------------------------
                           7/31/04          7/31/03
                           -------           -------
Current Assets           $19,490,000      $14,995,000
Current Liabilities      $10,234,000      $ 7,059,000
Working Capital          $ 9,256,000      $ 7,936,000
Fixed Assets (Net)       $ 1,049,000      $ 1,053,000
Long-Term Debt           $ 5,863,000      $ 5,141,000
Shareholder Equity       $ 6,034,000      $ 4,627,000